REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
(310) 217-9400

June 2, 2009

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
United States Securities and Exchange Commission
Division of Corporate Finance

RE:	Reed’s Inc. Registration Statement on Form S-3/A File No. 333-156908 Filed May 4, 2009

Dear Mr. Reynolds:

On behalf of Reed’s, Inc.  (the “Company” or “Reed’s”), set forth below are the Company’s partial responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated May 28, 2009.  We are addressing comments 7-9 concerning the Company’s annual report on Form 10K for the fiscal year ended December 31, 2008, filed March 27, 2009 ( “2008 10K”) and intend to address the remaining comments under separate cover. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

7.
We note that your Management’s Annual Report on Internal Control over Financial Reporting concludes your system of internal control over financial reporting was ineffective as of December 31, 2008. Throughout  your Management’s Annual Report on Internal Control  over Financial Reporting and Management’s Evaluation of Disclosure Controls and Procedures, you refer to deficiencies related to your “internal control procedures” or your “system of internal controls”.  Please clarify what you are referring to when you reference these terms.

Response:  Throughout our disclosure, the references to “internal control procedures” and “system of internal controls” refer to our disclosure controls and procedures over financial reporting as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act, and based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

8.
Please provide a more detailed description of your remediation efforts to address your material weaknesses related to your internal controls over financial reporting. Your revised disclosure should also include clear disclosure of the current status of these efforts.  We note that your current disclosure appears to indicate that certain steps have already been completed and others are prospective in nature.

Response: With regard to our remediation efforts to address our material weaknesses relating to controls over financial reporting:

•
Insufficient disaster recovery or backup of core business functions.  We have implemented regular backup procedures for our data relating to our financial reporting, which include off-site storage.  We are planning to also install a remote server running the software programs used for our financial reporting processes, so that we can quickly recover our backup data and use it at a remote location, in the event of a disaster.  We anticipate this additional measure to be completed in the next quarter.

•
Lack of segregation of duties.  We have limited staff in our corporate offices and, as such, there is a lack of segregation of duties.  With the resignation of our Chief Financial Officer in April 2008, our Chief Executive Officer assumed the duties of both President and Chief Financial Officer.  Many functions, including purchasing, accounts payable, bank reconciliations and month end closings, have not been adequately segregated.  In January 2009, we hired a Chief Financial Officer, adding to the management oversight of financial accounting processes.  We now have separate individuals performing purchasing, accounts payable processing, and bank reconciliations.  Our Chief Financial Officer supervises and reviews the month end closing process.  Our Chief Operating Officer oversees the cash disbursements.  Checks are signed by the Chief Executive Officer.  At this time, we believe that we have established adequate segregation of duties to the extent possible with our small staff size.  The close supervision and oversight by management also mitigates the remaining weakness in internal controls resulting from a lack of segregation of duties.

•
Lack of documented and reviewed system of internal control.  We have a material weakness due to the lack of a documented and reviewed system of internal controls.  We have determined that to perform the processes and remediate this internal control deficiency, we will either need to engage an internal control consultant or reassign existing personnel.  We have started to enhance some of our key internal control systems surrounding inventory purchasing and control, and to document those changes; however, this process is on-going and the implementation of policies and procedures may take several quarters.

9.	Please advise us why you believe your disclosure controls and procedures are effective given that your internal control over financial reporting is ineffective.

Response:  We believe that our disclosure controls and procedures are effective, despite our identified weaknesses in internal control procedures.  Due to the small size of our Company and our financial reporting staff, we are able to closely supervise the procedures surrounding the compilation of data leading to our financial reporting.  We believe that material misstatements would be detected and corrected as they occur.

We respectfully submit that our conclusions that our disclosure controls and procedures are effective and our responses herein do not necessitate that an amendment to our 2008 10K be filed.

We hope that the information contained in this letter satisfactorily addresses comments 7-9 issued by the Staff.  Please do not hesitate to contact Ruba Qashu, Esq. by telephone at  (949) 355-5405 or by facsimile at (949) 759-7533.

Sincerely,

/s/ James Linesch
James Linesch
Chief Financial Officer
Reed’s, Inc.